SUCCESS

OUR CUSTOMERS'



PRESSTEK
A SMARTER WAY TO PRINT

Presstek, Inc. is dedicated to delivering effective solutions that facilitate the transition of our customers from conventional analog processes of document production to the streamlined digital workflows required in today's graphic arts marketplace. We provide customers with advanced digital imaging solutions for commercial printing applications. Our solutions include digital offset printing presses that employ our innovative on-press imaging technology (DI®), digital equipment for off-press imaging (CTP), and chemistry-free high performance digital printing plates. We also provide the support to help our customers maintain the optimum performance of their Presstek products.

Today, Presstek counts more than half of North American printing establishments in its customer base, as well as a growing share in other parts of the world. To support the current business of our customers and to help them migrate

 

to an increasingly digital model, Presstek offers a robust portfolio of products and services that includes everything from consumables to the most advanced printing press ever introduced in its format size, the Presstek 52DI.

Our multichannel distribution model is built on a blend of a strong and talented direct sales and service force in the U.S., Canada and the United Kingdom, mutually beneficial OEM partnerships, and a strong dealer network in continental Europe, South America, Latin America, and other parts of the world.

Our business model positions us as a strong, dependable business partner that is ready, willing and able to lead our customers to a digital and sustainable future for their businesses—*A Smarter Way to Print.*

For more information on Presstek, visit www.presstek.com

To Our Shareholders, Customers, Partners and Employees:

During 2006, Presstek continued its progression from a technology-oriented company to a customer-focused, market-driven organization with industry leading, technology-based solutions for the commercial print market. We made significant business and organizational changes in 2006, and at the same time, focused on shifting the analog businesses we acquired with ABDick and Precision Lithograph to a digital model, consistent with leading the digital transformation among our customers.

As the strategy we embarked upon in 2003 has unfolded, many of the changes we foresaw in the commercial printing market have come to pass, resulting in a convergence of our strategy with the changing model in the commercial printing world—as well as in a validation of our own strategic direction. As a result, Presstek is more committed than ever before to executing the strategy we have been articulating over the past few years. The adjustments we made during 2006 and continued into early 2007 are in line with that strategy and have resulted in a stronger, more agile organization that is well positioned to deliver growth in 2007 and beyond.

Most significantly, our flagship product family of Direct Imaging (DI®) presses has grown into a mainstream product that has been embraced by an ever-increasing number of commercial print providers around the globe, delivering a high level of customer satisfaction and placement numbers that far exceeded the expectations of industry analysts. Our investments in chemistry-free computer-to-plate (CTP) systems, a category Presstek invented more than a decade ago, have transformed the industry—all of the key players now offer some level of chemistry-free platemaking, while a few short years ago we were alone in this space.

We see clear evidence that the decisions we have made about our organization, our product line and our business model have created a solid foundation for our future success, with digital products comprising 81% of our product revenues in the fourth quarter of 2006. And our direct and dealer sales—contrasted to our OEM sales model—accounted for 91% of our fourth quarter consolidated revenues. We expect both of these will be key drivers for our revenue growth in 2007.

Presstek Digital/Analog Mix
(as percentage of total revenue)



2005 — Digital 60% / Analog 40%
2006 — Digital 77% / Analog 23%

The Dynamics of Print are Changing

As buyers of print continue to look for more targeted and effective printed materials to better support their business objectives, providers of printing services have increasingly turned their attention to finding ways to competitively—and profitably—produce shorter print runs with tighter deadlines while still maintaining the high levels of quality their customers expect. Many of these printers have turned to Presstek solutions to meet this need, and independent industry research indicates that many more plan to do so over the next several years.

DI Press Installations



188 — 2005
244 — 2006

For Presstek and our customers, DI presses were a bright spot in 2006. A record 244 Presstek DI presses were shipped in 2006, a 25% increase over the previous year. DI equipment revenue was up 72% year over year, due to a combination of higher unit sales, increased sales through our direct and dealer channels (rather than through the OEM model we previously employed) and the higher revenue generated by the new 52DI presses—eight of which were shipped in the fourth quarter alone.

Even more encouraging, according to research conducted by Print Industries Market Information and Research Organization (PRIMIR), nearly a third of small commercial and quick print survey respondents in the United States and Canada identified a DI press as a targeted investment by 2011. That extrapolates to more than 7,000 printing establishments in North America alone that have identified the DI press as an important element that will enable their businesses to meet these changing market demands.

This same research also reflected that 80% of offset print runs produced by small commercial and quick printers today are in quantities ranging from 250 to 10,000, an ideal amount for a DI press. Consequently, the DI press is well-positioned to efficiently and profitably produce up to 80% of commercial print jobs. And it fits well in a mixed production environment that includes toner-based digital equipment and/or conventional offset presses, filling a critical production gap left by those technologies.

According to research firm InfoTrends' *U.S. Print On Demand Market Forecast: 2005-2010*, the average cost for a typical job on a direct-to-press (or DI) device, such as a Presstek 52DI, is about half as much per page as that of a comparable job run on a high-volume cut-sheet color electrophotographic printer (which we call a toner-based digital press). So it is no wonder that printers are recognizing the value of including a DI press in their production portfolios and are turning to Presstek in record numbers to take advantage of the quality, productivity and profitability a Presstek DI press delivers. In many cases, the DI press has become the centerpiece of the production portfolio. These are some of the changing dynamics validating our strategy.

U.S. Short-Run Color Growth



Color Jobs
Short Run Color Jobs (<5,000)

Run Lengths for Color Offset Jobs U.S. and Canada—2006



SOURCE: PRIMIR

Serving Mainstream Markets

Migrating from a niche player to a mainstream company is not without its challenges, and Presstek saw its share of those in 2006, which prevented us from performing to the high expectations we—and you—hold for the company. But we tackled those challenges head-on, and we believe that as a result Presstek is a stronger company today and is well positioned for success in 2007 and beyond.

"Migrating from a niche player to a mainstream company is not without its challenges... we tackled those challenges head-on, and we believe that as a result Presstek is a stronger company today and is well positioned for success in 2007 and beyond."

We clearly understood the need to have a robust infrastructure in place to support effective business processes with a focus on quality throughout the organization. But our work to augment the infrastructure was not moving at a fast enough pace. This resulted in issues that impacted overall quality, the capabilities of our information systems backbone and our ability to effectively manage the business—especially as it related to the service business, and the sale and distribution of the consumables lines acquired from The A.B. Dick Company.

Based on this recognition, we stepped up our efforts to address both the business processes and the underlying systems architecture to allow us to accelerate business process improvements at a rate faster than the company was evolving. That work is now well underway. As an example, in the second half of 2006, we generated significant improvements in cost recovery and efficiency due to more efficient business practices in the consumables line acquired from ABDick. We also turned our attention to building a stronger management team—bringing on board key executives that have the right skills to lead us through these challenges and to ensure our future success.

A Strong Management Team

Additions to the management team in 2006 and early 2007 include executives who bring with them a wealth of experience and a level of enthusiasm that are already having a positive impact on our business:

• Jeffrey A. Cook joined the company as Chief Financial Officer in the first quarter of 2007 and also has responsibility for the company's information technology infrastructure. He has 29 years of financial leadership experience in multinational corporations—working in a variety of industries, including graphic arts. Prior to joining Presstek, he served as Chief Financial Officer and Chief Information Officer at Kodak Polychrome Graphics.

• Todd H. Chambers, formerly Chief Marketing Officer at Onyx Software, was appointed the company's first-ever Chief Marketing Officer in early 2007. He is responsible for worldwide marketing and product management, and his appointment validates the importance Presstek places on being a market-driven organization.

• Joseph J. Demers joined Presstek in October of 2006 as Vice President of Supply Chain Management. Prior to joining Presstek he was Director of Manufacturing Operations at Brooks Automation and has 15 years of related experience. He is responsible for Presstek's equipment manufacturing, supply chain, distribution and customer support organizations.

• Hakan Elmali, Ph.D., joined Presstek as Vice President of Engineering and Research in March of 2007. Previously he was Vice President of Engineering at ADE Corporation. He has over 20 years of research and product development

experience and brings to Presstek a proven track record of managing engineering projects from concept to production.

• Geoff Loftus was appointed Vice President of North American Service in November 2006, bringing over 15 years of experience in the graphic arts industry. Prior to working at Presstek, he served as Senior Vice President, System Service and Director of Engineering at Heidelberg and was on the development team for the original QuickMaster DI printing press.

We have also made significant changes throughout the rest of the organization as we continue to shift our corporate culture to meet the needs of the 21st Century by adding new talent at all levels in the company and building a higher level of digital competency throughout the organization.

Building Momentum

The significant investments we made in 2006, designed to ensure that we are operating from a strong foundation as we move into 2007 and beyond, are delivering results. Some of the changes made in 2006 include:

• Expanded products and services that meet the needs of the mainstream market

• Improved operational efficiency and quality

• Introduced more digital competency across the organization and directed more resources toward digital solutions

• Developed a marketing engine that broadens and strengthens our channels to market

• Built a more effective, focused and talented management team

We now have the right products and services, the right team, a strengthening infrastructure and a sound business model in place to take the company to a new level. And while the work is not complete, our fourth quarter results demonstrate that we are on the right path with the momentum we need to be successful.

"We now have the right products and services, the right team, a strengthening infrastructure and a sound business model in place to take the company to a new level."

Our Customers

But none of this would be possible without our customers, and once again, we dedicate this annual report to them. The companies from around the world that are featured in this annual report are just a few examples of print service providers who are turning to Presstek solutions to build their own foundation for a successful future. Their stories paint a vision of the future for the printing industry, and we are proud of our role in helping them be more successful with their businesses.



Edward J. Marino
PRESIDENT AND CHIEF EXECUTIVE OFFICER

OUR CUSTOMERS' SUCCESS

Unlike other mediums, printed communications offer readers and communicators, alike, the extra dimensions of size, shape, weight, and texture—elements that create a unique interface with the reader. In addition, printed materials are completely portable. The information and images they carry can be accessed anywhere, at anytime, without technological boundaries.

For these reasons, printed communications are vital components in the marketing, public information and communication strategies of most organizations, large and small, around the globe.



The vast majority of the world's printed communications are manufactured with the offset printing method, recognized for its quality and ability to print on a wide range of substrates. Varnishes, coatings and special inks add value that cannot be matched in other reproduction methods. By combining the efficiency and speed of digital communications with the widely recognized quality and versatility of offset printing, Presstek solutions succeed in offering the best of two worlds.

Digital communications have changed the communications industry profoundly, and present new challenges to the printing sector of that industry. Production cycles that were once measured in weeks are now a matter of hours, or even minutes to completion. Print budgets compete with those for Internet and broadcast communications. High definition screen images drive the printing industry to higher levels of quality and color reproduction. And, to keep print communications timely in a rapidly changing world, run lengths are diminishing dramatically and "on-demand" production is becoming the norm.

Furthermore, environmental awareness and regulations have all but eliminated the tolerance of antiquated, chemical-based imaging processes.

By enhancing the offset printing process with digital technology, automation, high resolution imaging and lower cost operation with minimal waste, Presstek technology is helping businesses around the globe succeed by capitalizing on these changes with *A Smarter Way to Print*.

DIGITAL PRINTING COMPANY | BOSTON, MASSACHUSETTS

DIGITIZING A BUSINESS AND ITS BRAND

Customers at Digital Printing Company's eight retail stores in Boston find a trendy, upscale, interactive environment that is unlike most printing establishments. The company's Newbury Street storefront features a wide screen LCD above a fireplace, workstations and free Internet access for customers' use, and high-key graphics advertising the company's capabilities. The environment matches the fashionable retailers, art galleries and restaurants for which Newbury Street is known.

Under the new direction of industry leader Grover Daniels, the redesigned look of the retail stores is part of a much larger repositioning of the company that was founded in the 1960's.

Fourth-generation printer Daniels took time off after he sold Boston-based Daniels Printing in 1999, but he couldn't stay away from the industry. Having pioneered digital prepress and workflow at Daniels Printing, Daniels was convinced that the future lay in taking digital production to the next level. With that in mind, he acquired well-known Boston retail printing chain Copy Cop in 2004 and set about reinventing the business to fully capitalize on the market for fast turnaround, short-run digital printing of everything from photo prints to corporate literature.

"One of the challenges we face," Daniels



points out, "is that, now, the Copy Cop brand isn't really descriptive of what we do. We don't copy much anymore; we print. I found that the name 'Digital Printing Company' was available, and that is what we are calling our redesigned company. Everything we do is digital. It's not your grandfather's Copy Cop."

A Hub and Spoke Model

In remodeling the company for growth, Daniels experimented with the right blend of equipment, people and footprint for the retail stores, which he calls "retail studios," supported by a production hub. A Presstek DI press is now a central component of Daniel's strategy.





Printed by Digital Printing Company

Printed with a Presstek 34DI (DirectPress DI). Printed 200 line screen, using four process colors plus matte varnish on 10 pt. Kromekote cover stock.








A Presstek DI press in Digital Printing Company's production hub helps fill a wide range of orders placed at networked retail locations and by customers using an online "storefront."



"Although I come from a long heritage of conventional offset," says Daniels, "my initial concept was to build up the company exclusively with toner-based digital printing and an all-digital workflow. Before long, though, I saw a growing need in our customer base for high quality short-run offset printing and began to look for a way to integrate that into my all-digital model. That's when I learned about Presstek DI digital offset presses. A Presstek DI press is now our only offset press."

In the production hub, located in Boston's southside commercial area, the company is using a blend of toner-based digital printing equipment along with its Presstek DI press to meet the demand for higher quality printing and longer runs than the retail stores are outfitted for. Carlos Mendez, manager of the Newbury Street Store, says, "We can produce some short-runs in the store, but when we need to run more or run higher quality, we send the files electronically to the DI press, which is a great machine." Printed products are then sent back to the retail stores for delivery or pick-up by the customers. "Customer service accepts a file, checks it, queues it, and it can be on press fast," adds Daniels. "We can be up and running great sheets in less than a half-hour after receiving the file. The DI press and Presstek have been great for us."

According to Daniels, "We came to the decision that the business model of leases and monthly click charges for

high-end digital toner-based presses were simply too expensive. It was clear to us that by investing in a DI press, we could have a real offset press that images at 7,000 impressions an hour. That puts us in a whole different category without all of the issues surrounding the way the toner-based companies have structured their financial models. Give me a 10-minute makeready and 200 line screen printing at 7,000 sheets per hour, and I'll show you the money."

Tying it all together is an integrated network and the PrintOne online storefront from Printable Technologies. This job submission tool is used by all of the retail studios, as well as by customers who take advantage of the PrintOne storefront to better manage their printing needs. "Online allows us to compete outside Boston," Daniels explains. "We are doing business with corporate clients as far away as Atlanta, and we have online customers in New York and throughout New England."

Leveraging the Digital Future

In talking about the future, Daniels says, "I think we are the prototype of what digital printers are going to be in the foreseeable future. Our unique advantage of having the retail locations along with our online presence and our high-quality DI press allows us to grow the printing business quicker than traditional printers. And that is what we plan to do." ■

Digital Printing Company

Grover B. Daniels

P: 617.267.8899 x221
C: 781.910.1128
www.copycop.com
grover@copycop.com

12 Channel Street
Boston, MA 02210

Absolute Success With A Presstek 52DI



Business is booming at Absolute Digital Print, a digital printing company in Kendal, Cumbria, UK. With a new Presstek 52DI press, Absolute is attracting new customers, including large retailers who require high quality printing with shorter and shorter turnaround times.

The powerful capabilities of the Presstek 52DI digital offset press have already earned Absolute Digital a growing word-of-mouth reputation as the digital printing company that delivers on challenging jobs that most other commercial printers will not even attempt.

"It was a natural progression for us to recently upgrade from a 34cm portrait format DI press to a Presstek 52DI press," says Jon Wallbank, Director of Absolute Digital Print. "Although the larger landscape format of the 52DI is more versatile, it is the increased speed and quality of the new press that are the most exciting developments for us."

Wallbank emphasizes the value of DI for his company, "We are totally committed to DI technology because it has opened up new markets for us over the last two years, which now account for over a third of our business," Wallbank enthuses.

"We saw the market changing and the demands that short-run color

A Presstek 52DI is a central feature of Absolute Digital's state-of-the-art digital printing facility.

jobs and fast turnaround schedules place on conventional printing. They just are not profitable enough without the right equipment. That is why we spent a year researching alternatives," Wallbank explains.



Absolute Digital Print was formed in 2003 by Jon Wallbank, Malcolm Oates, and Alan Fawcett, all former managers at a major nearby color printer. All three partners retain the quality and service culture instilled in them by their former employer. "Our clients call on us to produce work in very aggressive timescale but realize that if we can't meet their production schedule, then probably nobody else can," they maintain.

The company operates from a location overlooking the River Kent, with stunning views like the one pictured at left.

Printed by Absolute Digital Print

Printed with a Presstek 52DI. Printed with stochastic screening using four process colors on 200 gsm Character Express smooth uncoated board.

"We initially set-up for short-run color with a toner-based digital press," Wallbank says. "However, it quickly became clear that our customers needed the quality and versatility of offset printing in run lengths up to tens of thousands of copies. We were missing out on some very lucrative business, simply because we could not compete in that market with the equipment we had. Click charges on the toner-based digital press don't make it viable to produce more than 200 to 250 catalogs." He continues, "Our customers were keen to give us longer run work."

Responding With Presstek DI

In response, Absolute installed its first Presstek DI press. In addition to all the automation features, Absolute liked printing with DI because it uses a waterless process, the quality and depth of color are excellent, and the speed of makeready and turnaround with the IR dryer are very fast. Printing waterless results in a thinner film of ink than on a press with an ink/water process, allowing Absolute to produce a cleaner image and one where most reference colors can be easily achieved using four process color inks.



Absolute also liked Presstek's style. "They are very responsive and they instill confidence in us that they will always support us," Wallbank says.

One month after installing their first DI press, Absolute won a contract to print Reebok UK's flagship footwear and apparel catalog. Since then, they have won a lot more work from Reebok, including the company's "Race for Life" campaign material.



Jon Wallbank (left) and Malcolm Oates with Absolute Digital Print's Presstek 52DI.

Stepping Up to the Presstek 52DI

"When we heard that Presstek was launching the 52DI landscape press, we had to see it," Wallbank says. "It wasn't a difficult decision to trade in our original DI because the 52DI is an industrially built press which has enabled us to increase our production speeds from 7,000 sheets-per-hour to 10,000. Now, we can be very competitive on much longer runs up to 60,000+ where high quality is required. It also offers a larger sheet size, enabling us to produce more formats. Most importantly, it increases the quality of our print because we are now able to use stochastic screening as standard. We've read in trade magazines that it is not possible to use stochastic as a default screen ruling for all types

of work, but we have proved them wrong. As a consequence, it has brought us a lot more work, entirely through customers' referrals."

Enviable Profit Margins

"Although we are still a small company, our equipment profile allows us to produce work that other printers wouldn't attempt, while realizing profit margins of which they would certainly be envious," Wallbank stresses. "We've taken DI printing to another level by utilizing it to its full potential. When customers come here and see what we can achieve with it, they understand its versatility. Once we produce the first job for a customer they are hooked by the quality and service we are able to offer, which then becomes their standard—but they only realize it at Absolute."

Absolute's client list is testament to the quality it produces. Alongside the work it prints for Reebok, it works for local design agencies, a local fine art gallery, Craghoppers adventure wear, and many other high profile, high quality companies. Absolute is also working with plastic ink sets for a client that specializes in holographic laminated material.

Continuing Growth

"The level of work we are producing on our 52DI is growing at such a rate that we envisage reaching capacity in 2007. At that point, we would certainly look to Presstek for additional solutions due to our excellent relationship with the company," Wallbank says. "Part of our business ethic is to develop relationships with suppliers like Presstek—companies who understand our goals and needs now and in the future." ■

absolute°

Jon Wallbank
Director

Absolute Digital Print
4 Riverside Business Park
Natland Road
Cumbria
LA9 7LR
t: 01539 738441
f: 01539 738442
e: info@absolutedigitalprint.com

www.absolutedigitalprint.com





SAN DIEGO STATE UNIVERSITY | SAN DIEGO, CALIFORNIA

SAN DIEGO STATE UNIVERSITY

San Diego State University is an academically rich, urban university. With almost 34,000 students, award winning professors, top-notch research facilities and a location that serves as the gateway to Latin America and the Pacific Rim, SDSU offers students the tools to expand their knowledge and their horizons.

AT THE TOP OF ITS CLASS

San Diego State University has no policy mandating that departments have to use the university's on-campus printing service, SDSU ReproGraphics. Nevertheless, the in-plant shop found itself buried in a workload that exceeded its capabilities. Now, after the department completed a major transformation of its printing services, a Presstek DI press is part of a better equation. By significantly improving productivity, turnaround and quality, the highly automated DI press is helping to ensure that the in-plant shop is the university community's first choice for meeting its printing needs.

To bring about the transformation, the University hired industry expert Leslie Rutledge in April 2005. Rutledge and her team began the long process of analyzing the current state of the shop and coming up with recommendations for reshaping it. Key among those recommendations was replacing the shop's out-dated computer-to-plate (CTP) system and its two-color presses with a solution to better meet the increasing demand for high quality four-color printing. Over the next 12 months, SDSU replaced the two-color presses and their CTP system with a Presstek DI digital offset press. A toner-based press supplements the DI for ultra short runs and lower-end jobs.

"I had been reading about DI presses in the trade magazines," comments Rutledge, "and I was intrigued by that

Printed by SDSU ReproGraphic Services

Printed with a Presstek 34DI (DirectPress DI). Printed 300 line screen, using four process colors on 100 lb. Utopia Two recycled dull coated cover stock. Utopia Two printing stock is certified by the Forest Stewardship Council.



SDSU is a large, multi-faceted university. Since initiating a number of advancements, including the installation of a Presstek DI press, SDSU's on-campus printing service is the university community's first choice for its printing needs.

Leslie Rutledge
Manager

ReproGraphic Services
San Diego State University
5555 Canyon Crest Drive
San Diego, CA 92182-8520
Tel: 619 594-2191
Fax: 619 594-0143
Email: lrutled@mail.sdsu.edu

SAN DIEGO STATE
UNIVERSITY

technology. We were working toward being a completely digital shop, and a DI press would fit the model better than updating our CTP and acquiring a conventional four-color offset press." In addition to creating an all-digital workflow, the team was impressed with the quality produced by the DI press, especially its ability to produce high resolution line screens and print on the customary wide range of offset printing stock, and with the speed of the press.

Getting approval to invest in the DI was not difficult, according to Rutledge. Her Director, Lawrence Peralez, worked with university administrators to explain the value of this leading-edge technology. With the on-press imaging feature of DI, the department could replace both its platemaking equipment and presses with a single unit. Rutledge's proposal also highlighted the value of DI's chemistry-free imaging technology, in terms of lower ongoing costs and in reducing the university's environmental impact. Like most universities, especially in California, SDSU constantly works to reduce its impact on the environment.

With the DI press in place, the in-plant shop is producing timely, high quality four-color printing, including brochures, flyers, four-color invitations, newsletters, perfect bound books, media guides for athletics, calendars, and much more. ReproGraphics is also producing longer run work on the DI more cost-effectively and in less time than ever before. Rutledge cites a 40,000 run of fact sheets for Enrollment Services and a 70,000 run of letterhead as recent examples of long-run jobs efficiently produced on the DI press.

To promote the shop's new capabilities to the campus, the ReproGraphics team ran a campaign called "Blast Off Into the Digital Age" and hosted a series of open houses. Rutledge reports, "The turnout has been great, and because clients see first-hand what we have to offer, the events have generated a lot more volume for the shop."

With all of the changes in the shop, including the addition of the DI press, SDSU ReproGraphics' on-time performance is now at 95 percent and the department is looking at a goal of 97 percent in the near future. Rutledge concludes, "We're a small department, but we have implemented leading edge technology. Our team takes a lot of pride in our digital transformation. It has injected new energy and excitement into the department." ∎

Presstek CTP Helps This Vermont Printer Continue a Tradition of Quality and Service



Montpelier, Vermont, is home to five competing printers, all with multi-color printing capabilities. Leahy Press succeeds in this market, in part, because of efficiencies that allow for competitive pricing, fast turnaround and higher volume. Presstek chemistry-free CTP is part of their solution.

The drive that leads uphill to Leahy Press has more turns and switchbacks than a black diamond trail in nearby Stowe Mountain Ski Resort. Such is life in Montpelier, Vermont, where "the nation's smallest state capital" spreads steeply up the sides of the narrow valley of the Winooski River.

In character with the location, the platemaking process at Leahy Press once seemed as laborious and convoluted as a long uphill trek in the surrounding Green Mountains. "There were way too many steps involved. It was time-consuming, and it required too much equipment and produced too much waste material to be effective," says co-owner, Steve Smead.

"Today, our Presstek Dimension system and chemistry-free Anthem Pro plates give us a fast, direct route from digital files to high quality press-ready plates, with the minimum number of steps and without any waste," says Smead. He adds that the high efficiency of the Dimension system and suitability of Anthem Pro plates for high quality presswork enable Leahy to continue its long tradition of providing both service and craftsmanship while meeting the demands of today's competitive marketplace for short run lengths, faster turnaround and lower costs.

Printed by Leahy Press

Printed using Anthem Pro chemistry-free plates imaged on a Dimension platesetter.
Printed 175 line screen, using four process colors plus one Pantone® color
on 100 lb. linen finish cover stock.



A History of Growth

Leahy Press has been a fixture in Central Vermont since its start-up in the 1930s by the parents of Vermont's current U.S. Senator Patrick Leahy. While growth has changed the character of the business, Leahy Press remains family-owned.

Deena Smead remembers helping her parents, who purchased the business from the Leahy's, cut paper ballots that the company printed for the State during the 1970s. Today, Deena and her husband, Steve, own and operate the business, which now includes a modern pressroom, bindery, digital prepress department, and customer support areas.

While visitors are welcomed in a friendly Vermont manner, it is immediately apparent that, with 18 employees and over 350 clients, Leahy Press is a busy and vital regional provider of printing services.

Higher Efficiency Without Sacrificing Quality

The vast majority of work that Leahy receives is for multi-color printing that the company produces on its five-color, four-page format press. Several two-color presses supplement their press capacity. All three presses run exclusively with Anthem Pro chemistry-free plates.



Leahy's customer base includes regional design firms and advertising agencies, colleges and universities, and a number of corporate customers. "We deliver a wide range of jobs to our clients," Steve explains.

While there has not been a downturn in medium- to long-run printing for Leahy's customers, the Smeads see the same demands experienced throughout the industry for frequent short-run color, increasingly faster turnaround, and more competitive pricing. With 65 to 75 percent of their monthly revenue from "putting ink on paper," the Smeads continuously focus on making their printing operations more efficient and profitable. That prompted a decision to move to a computer-to-plate system (CTP).

Choosing Chemistry-free CTP

The Smeads chose a Presstek Dimension CTP system because of its chemistry-free imaging and the speed of producing a press-ready plate. "When we saw that other options required a special safelight room and chemistry, we knew that we would purchase the Dimension," Steve says. Presstek chemistry-free CTP requires a minimum number of steps and eliminates the trouble of handling and disposing of hazardous chemistry. In addition to improving productivity and lowering costs

in their prepress area, Steve points out that the ease of making plates on the Dimension contributes to a faster, more responsive and competitive workflow overall. "Because we never have to wait for a plate, it really improves productivity in both prepress and the pressroom," Steve happily notes.

"Our five-color press has features that facilitate fast and efficient printing," Steve says. Combining these printing features with the ease and speed of platemaking using the Dimension system, Leahy is able to offer competitive pricing on jobs as low as 500 to 1,000 impressions, sometimes completing 10 or more jobs on the press in a single day. Leahy's ability to efficiently print short-run color on their five-color press is especially advantageous in serving customers like Cabot Creamery, a national retail brand that needs printed products in a wide variety of sizes and run lengths, all with consistent color and quality. While Anthem Pro is a cost-effective solution for Leahy on runs as low as 500, it still provides high-quality performance on runs up to 100,000 impressions.

Higher Levels of Service

Expressing Yankee frugality, Steve says, "Being able to do more with what we already have helps us help our customers without adding cost." Now the people at Leahy Press can focus on what they do best — deliver high-quality offset printing with a high level of personal service. "By improving our productivity from digital files all the way to the press, Presstek CTP helps us do that faster, with more flexibility, and more competitively," Steve adds. ■





PRINTING FOR THE TRADE

Turning It On and Turning It Out

Printing for the Trade with Two Presstek 52DI Presses



The Infante family started their general commercial printing business in the Miami, Florida, area in 1988 under the name Metropolitan Printing. Ten years later, owners Roberto Infante and son Miguel changed their business plan and opened City Colors, a full color printing operation serving the trade. Their strategy is paying big returns — the business has grown at a rate of 25 percent year-over-year for the past four years. Today, two Presstek 52DI presses are adding to that growth.

City Colors offers printers and other trade customers the ability to order business cards and postcards at extremely competitive pricing with fast turnaround, generally with next-day shipping. This leaves its large printer customers free to focus on producing the larger projects to which their operations are best suited, and it allows graphic designers and small print shops to deliver these color products at very competitive prices. City Colors is able to provide prices that are exceptionally competitive in any market because its operation is specifically optimized to produce these cards. Its

customers, according to Infante, are able to re-sell these items with as much as a 300 percent margin.

When City Colors was launched in 1998, the Infantes already recognized the benefits of DI and based a large part of their operation on two Presstek-enabled Quickmaster DI presses. The company purchased a third QMDI in 2005. While the company also produces other commercial printing, including brochures, menus and flyers, all three QMDI presses were kept busy turning out gang-run business cards and postcards.

Raising the Bar With the Presstek 52DI

While Quickmaster DI presses served the company well as it grew, the Infantes were looking for a way to take the business to a higher level. That is when they learned about the new larger format and more automated Presstek 52DI press.

Printed by City Colors

Printed with a Presstek 52DI. Printed 300 line screen, using four process colors on 80 lb. coated card stock.




The Presstek 52DI provides a 52cm-wide landscape-oriented format for higher versatility and efficiency. Features include 4.5-minute on-press imaging time for all four plates at high resolution, highly automated printing features, and printing speed up to 10,000 sheets per hour. Complete makeready takes ten minutes, including plate changes, imaging, automated cleaning, and ink presetting. Presstek's ProFire Excel Imaging and ProFire Digital Media produce high resolution imaging up to 300 lpi and stochastic screening.

Seeing the advantages of the Presstek 52DI over their older model DI presses, City Colors traded in one of its QMDIs for a Presstek 52DI in December, 2006. They were so pleased with the results that they traded in another QMDI one month later for a second Presstek 52DI.

According to Miguel Infante, "95 percent of our business card orders are for quantities of 1,000. With our QMDI presses, we were able to run 24 different customers' business cards on a sheet. Our advanced cutting operation processed all 24,000 individual business cards in one shot. We have a very efficient operation, turning out tens of thousands of business cards and postcards every day." But Infante believed City Colors could do even better, and that was why the company acquired its first Presstek 52DI press.

"While we averaged 30 minutes per ganged run on the Quickmaster DI," says Infante, "we were only able to produce 150 lpi resolution printing, and we had to deal with a fair amount of manual intervention to maintain quality and consistent color."

With the 52DI, City Colors is able to produce a ganged run of 34 business cards with bleeds on all edges in about 20 minutes, with virtually no manual intervention and with significantly higher quality at 300 lpi resolution. Infante adds, "consider that we are running 15 to 20 of these ganged-runs per day, per press, and the time saved adds up to the ability to print at least six to eight more runs per week on each of the 52DI presses without adding shifts or personnel." Similarly, 4" x 6" postcards are run nine per sheet and also benefit from the automated features and shorter production times of the 52DI.

"The 52DI presses," says Infante, "allow us to reduce our price to the trade since we are printing ten additional unique business cards on every sheet."

About the company's decision to purchase a second 52DI, Infante says, "We believe we are the first company in the world to have two of these amazing presses. We will dedicate one press to business cards and one to postcards. Plus, we have redundancy, which is important in a fast-paced environment like ours." The company's press operators were up and running on the new presses quickly. "Our pressmen love the new Presstek 52DI presses and, like our customers, they are extremely pleased with the quality and consistency the presses generate." ■

"Our pressmen love the new Presstek 52DI presses and, like our customers, they are extremely pleased with the quality and consistency the presses generate."



ACCELAGRAPHICS OF NEW ENGLAND | WESTBOROUGH, MASSACHUSETTS

With Presstek DI, AccelaGraphics Rates
A+ for Added Value

When AccelaGraphics of New England recognized the need to upgrade their offset printing equipment, it was only natural that they would involve their customers in the choice of new equipment. "Customers drive everything about us," says Mitchell Freundlich, CEO of the company based in Westborough, Massachusetts. As a result, the company has evolved from a quick printer of yesterday to a contemporary marketing communications company, delivering a variety of graphic products, marketing solutions and services that clients need to succeed.

AccelaGraphics' success, Freundlich is quick to point out, "is all about quality: quality products, quality service, and quality people." It was a combination of all three factors that led the company to choose a Presstek DI press when it recognized the need to advance its offset printing capabilities.



"It was a collective decision to install a Presstek DI press," Freundlich explains. "We printed real jobs on our choices of equipment and put those results in front of customers and, without hesitation, those customers chose the output from the DI for its quality." While customers can easily recognize the quality output of DI printing, many of the other benefits are



equally important to AccelaGraphics' customers, although transparent. "The speed of processing and completing a job and keeping costs competitive is the high quality service aspect of DI," Freundlich says. "Those features appealed to us because we knew they would add value for our customers."

Freundlich delivers value to his customers on three levels: creative and marketing strategies, project planning, and products. "We develop solutions to grow businesses," Freundlich says. "As printers, we used to deliver a commodity. But now everything has evolved through technology. Every business has these boxes," he says, pointing to computers on a nearby desktop. "Technology has created a new set of values in business, and we have to combine those values with our core business. Printing is a part of a package."

Printed by AccelaGraphics of New England

Printed with a Presstek 34DI (DirectPress DI). Printed 300 line screen, using four process colors plus spot matte varnish on 80 lb. gloss coated cover stock.



"We are using technology to the greatest advantage in everything we do," Freundlich says. "Optimization is the key, whether it is providing customers with an online portal to our services, using Google analytics and keywords to optimize a client's Web site, or using DI technology to print faster and better."

In addition to supporting client's with a dedicated and talented team, Freundlich has installed a mix of printing equipment that he believes produces the range of products his clients need to meet their marketing goals. In addition to high quality DI printing, AccelaGraphics provides large format digital printing for tradeshow and point-of-purchase graphics; variable data printing on a toner-based digital press; list generation and mailing services; graphic design; and Web site design, hosting and maintenance.

"The Presstek DI is certainly where we are doing the vast majority of our business," Freundlich says. "We are able to cost-effectively produce the short-run color printing for which demand is always growing." The DI press also helps AccelaGraphics sell its design services to more clients, packaging graphic design and printing as a one-stop solution. "More than half of the design files we print on the DI are generated in-house," Freundlich says. The DI has also won a number of larger printing projects for the company. Freundlich cites a 60-page art reproduction book recently printed for the Museum of Fine Arts, Boston. That project, Freundlich points out, would have been impossible for AccelaGraphics to undertake without the high quality 300 line screens printing of the DI press. "You can imagine how critical color and registration were," he says. "The Museum had to sign off on every page as it was printed."



An active member of the National Association of Quick Printers for many years, Freundlich was recently elected to its Board of Governors for 2007–2010.

Freundlich is enthusiastic about Presstek. "It is in my interest to promote technology like Presstek DI. Better technology strengthens our industry and helps it respond to changes in the market. In my networking, I have said many good things about DI and what it does for businesses like ours." ■

The benefits of DI printing extend all the way to the end users, who compete for attention in a world of colorful media.

AccelaGraphics is helping drive Concord Academy Summer Camp's successful 2007 marketing campaign. The company produced a package of colorful items printed on the DI press and a coordinated Web site design. "With the new pieces, registrations are up 35 percent over last year at this point in our recruitment cycle," reports Greg Jutkiewicz, marketing director of the summer camp program. "AccelaGraphics introduced me to DI printing. It has changed what I can do marketing-wise. Now, I can fully utilize AccelaGraphic's design talents and incorporate great looking full color printing without changing my budget."



AccelaGraphics
of New England
888-868-5945

Mitchell Freundlich
CEO

74 Otis Street
Westborough, MA 01581
Tel: (508) 366-5999
Fax: (508) 898-0101
Cell: (774) 245-7877
E-mail: mitchf@accelagraphics.com
Web: www.accelagraphics.com

PRESSTEK CUSTOMER PROFILE

INKWORKS PRESS | BERKELEY, CALIFORNIA

The Beat of a Different Drummer

Founded in 1974, Inkworks Press is not an ordinary printing operation. Located in Berkeley, California, the company is a worker owned and managed union collective. In 2002, Inkworks Press earned a Green Business certification from Alameda County. This recognition demonstrates, in a verifiable way, Inkworks' commitment to environmentally sustainable operations, which now feature a Presstek DI press.

The environmental concern of Inkworks' staff is equal to that of its customers. Nearly 90 percent of Inkworks' projects come from non-profit organizations, many of which support and promote environmental causes. "We have grown with the non-profit community," says Bernard Marszalek, Inkworks' sales and marketing manager. "What we purchase is geared to the kind of work we do for those clients. But we also have to gear-up for what we expect our constituencies to need in the future."



Noticing that its client base was beginning to use more full color printing to better communicate their missions and compete for attention, the Inkworks team

Printed by Inkworks Press

Printed with a Presstek 34DI (DirectPress DI). Printed 200 line screen, using four process colors on 105lb. New Leaf Reincarnation Matte recycled cover stock.



inkworks press

Since New Leaf Paper began in 1997, the company has offered the most leading environmental printing and office paper products available in the marketplace. New Leaf Paper uses the highest amount possible of post consumer waste recycled fiber in their products. State of the art cleaning and de-inking techniques allow New Leaf Paper's inventory sheets to average 95 percent recycled materials while still maintaining high quality.

New Leaf Paper maintains its leadership position by supporting practices and new technologies that are making positive contributions to the paper and printing industries. Technologies such as Presstek's Direct Imaging (DI) go hand in hand with New Leaf's environmental values. That's why New Leaf Paper offers environmental papers that are ready to use on DI and digital presses. Complimenting a parallel feature of these presses, New Leaf Paper products are designed to generate less waste on press. More information is available at www.newleaf.com

set out to find a color printing technology that could produce cost-effective short runs yet operates in an environmentally sustainable manner. A Presstek DI press met their criteria.

"We wanted to ensure a chemistry-free printing operation with fast makeready to minimize paper waste," Marszalek explains. DI's on-press imaging and waterless printing eliminate chemicals other than ink from the offset printing process. Inkworks extends the benefits of DI by printing with vegetable-based inks on recycled paper stocks supplied by New Leaf Paper. In addition, the highly automated printing features of DI produce higher quality and productivity, delivering sellable sheets within minutes, thereby minimizing makeready waste paper.

In the two-plus years since Inkworks installed their DI press, the print supplier has been able to offer a wide range of innovative and affordable color printing applications to support its customer base. "In our client base, a publication serves multiple purposes," Marszalek notes. "It informs, it motivates, and it helps to raise funds for a non-profit organization." Inkworks takes pride in the fact that they can deliver the added value and impact of color on these publications with virtually no added cost due to the process efficiency and decreased cost of DI operation. In addition to brochures, newsletters and a variety of fundraising communications, Inkworks has helped a number of clients by printing large, multi-page publications on the DI press—publications that otherwise would have been cost-prohibitive to print in color.

Inkworks will soon begin their most ambitious DI printing venture to-date. The team is publishing a book of poster art that their collective has printed over the past two decades for socially responsible and politically active organizations, including many involved in the peace and social justice movements, environmental awareness, women's issues, and union activism. The publication is planned to be 150 pages featuring 500 poster reproductions, with an initial print run of 3,000.

Bernard Marszalek
Manager of Sales/Marketing
INKWORKS
PRESS
A WORKER-OWNED GREEN COMPANY
2827 Seventh Street • Berkeley, CA 94710
(510) 845-7111 • FAX (510) 845-6753
www.inkworkspress.org

As the collective works to further reduce its environmental footprint, it will also explore every way possible to maximize the value of its DI press and entire operation for its customers. "We will put high-impact communications within easy, affordable reach of even more non-profit organizations," Marszalek says with confidence. ■



PRESSTEK CUSTOMER PROFILE

GUILDFORD BOROUGH COUNCIL | GUILDFORD, SURREY, UK

Presstek CTP Elected to Upgrade In-house Printing Service

PHOTO : Darryn van der Walt - http://www.flickr.com/photos/calico182

Guildford Borough Council in the county of Surrey, UK, governs Guildford Borough and a number of surrounding villages in the Southeast of England. With a large volume of printing requirements to meet its community information and electoral responsibilities, the Council initiated improvements in its in-house printing service that included installation of a Presstek Vector TX52 computer-to-plate (CTP) system.

With an easy to use platemaking process and high quality Presstek Freedom CTP aluminum plates, the Vector TX52 enables Guildford Borough Council's printing service to improve its printing quality and increase its capabilities without investing in new press equipment.

"We have been fortunate because, unlike many other local authorities that have outsourced their printing requirements, Guildford Borough Council has done the opposite," says Mike Cheshire, Printing Services Manager. "Over the last five years the Council has made investments in CTP, digital copying and bindery capabilities for our department. Four years ago, Presstek installed an ABDick brand DPM 2508 polyester platesetter, which we recently upgraded to the Vector TX52 as a natural progression in our improvements."

Thirty minutes by train from London, Guildford is home to a major university and has a vibrant business and professional community.

"While we were more than happy with the performance of the DPM 2508, we wanted to improve our full color printing capabilities and our printing accuracy on press. We were outsourcing four-color process printing, as well as items like ballot papers and pre-printed electoral forms, where space and measurements are extremely critical. "We weren't prepared to take the risk of printing these items, which require precise registration," he pointed out. Reproducing good color images requires a set of four precisely matched printing plates that will not stretch or distort during the rigors of printing. As for a critical need for alignment during printing of the electoral forms, Cheshire says, "There is no margin for error if the fit is not exact because the completed forms are scanned."

Freedom plates imaged by Guildford Borough Council Printing Service

Printed 175 line screen using black and one Pantone® color on 65 lb. opaque cover stock.



Surrounded by beautiful countryside, the historic market town of Guildford has medieval buildings, a cobbled High Street, and picturesque retail centers. Guildford Museum has items of local history and many relating to author Lewis Carroll, who is buried in Guildford. High atop a hill, Guildford Cathedral is a prominent landmark in the small city. The cathedral was used as a location in filming The Omen 1.

"I knew that we needed to produce better quality plates if we were going to print these items in-house. Consequently, I went to IPEX to see what was available. The Presstek Vector TX52 came out on top for environmental reasons and for its quality, improved productivity and small footprint."

One of the major factors that influenced Cheshire's decision was Presstek's chemistry-free imaging process. "We have been asked to be as 'green' as we possibly can. That's one of the great benefits of the Vector TX52. At a stroke, it removes the cost and the environmental issues associated with the buying and disposing of chemicals and polyester plates, which don't break down in landfill sites. It's a cleaner and healthier process for our staff to work with. Furthermore, we can recycle the used aluminum plates and recover some of the outlay by selling them to scrap metal dealers."

The transition to the Vector TX52 was easy for Cheshire's team. Presstek's chemistry-free imaging technology requires no special skills or materials handling. Operator involvement is minimal. Chemistry-free imaging also provides a much smaller footprint than other systems, so the Vector TX52 easily fits into the smallest of operations. "It takes up very little space because it is front loading and has an internal water wash," Cheshire adds.

"I am exceedingly proud of the quality of the four color jobs we can now print, particularly bearing in mind that currently we only have a 16-year-old single color press, although the Council plans to add a two-color press in the very near future," Cheshire says. "The improved performance on press is entirely due to the superb quality of the Freedom plates with their dot-for-dot registration. I would even go as far as saying that they are sensational. We find that the Freedom plates are more ink receptive than polyester plates and the makeready on press is very quick. We achieve quality production on press much faster. Therefore press makeready time is reduced and production quality sheets are obtained more quickly. This results in less paper waste used for press run-up sheets."

"We are now confident enough to bring the electoral forms in-house, which will save us approximately £6000 per annum," Cheshire reports. "Jobs like a six-page color leaflet, which is currently on press, would have worried us in the past without the Vector TX52 and Freedom plates. Now the clarity and the quality of the image are so good that we feel able to compete with commercial printers. Quality, value and service are our business ethos and that's where the Vector TX52 is really helping us to succeed and move Printing Services forward." ■



GUILDFORD
BOROUGH
Mike Cheshire
Printing Services Manager
Guildford Borough Council
Millmead House, Millmead, Guildford, Surrey GU2 4BB
Phone: 01483 444131 Fax: 01483 444802
E-mail: mike.cheshire@guildford.gov.uk
Website: www.guildford.gov.uk

FOTOPRINT, LTD. | VICTORIA, BRITISH COLUMBIA

Fotoprint

Focus on Technology







FOTOPRINT

Fotoprint's Web site provides customers with easy-to-use tools for pricing, planning and submitting files for printing. Online business, PDF (Portable Document Format) workflow, and electronic proofing enable graphic designers, print buyers and print suppliers to all work faster, smarter and more productively. Presstek DI provides real offset-quality printing within this all digital work environment.

"We are a short-run, small-format printer," says Derek Allan, President of Fotoprint in Victoria, British Columbia. "The name goes back to when we used photographic methods to print. While the name doesn't fit us today, it is a well-known brand."

Fotoprint has served businesses and organizations of all sizes on Vancouver Island since 1975. Today, with a staff of more than 27 employees and a digital workflow that includes a Presstek DI press for four-color offset printing, the company is reinforcing its reputation for dependability. Allan describes the character of his business: "We charge what we estimate; we complete printing on time; and we deliver promptly."

In a world where instant information on the Internet, overnight shipping, and online business is the norm, Fotoprint is riding the curve by adopting the digital technologies that now drive the industry. With nearly 100 percent of jobs coming to the company electronically, most via the Internet, Fotoprint needed as much automation as possible so that it could accept any job and meet its parameters.

Printed by Fotoprint

Printed with a Presstek 34DI (DirectPress DI). Printed 300 line screen, using four process colors on 80 lb. matte coated cover stock.

Fotoprint prides itself on being a CleanPrint BC certified printer. CleanPrint BC is a non-profit partnership comprising members of the printing industry, including printers and suppliers, as well as representatives from municipal, provincial, and federal governments. The ultimate goal of CleanPrint BC is to support improved environmental management practices in BC's flexography, screen and offset printing operations, resulting in improved protection of the environment and human health while maintaining economic competitiveness.

Fotoprint President Derek Allan says, "Fotoprint's CleanPrint certification was a logical step in the company's ongoing adoption of 'green' printing practices. For years, we've been careful about choosing equipment and processes that are good for our customers and our business. Often that includes the environmentally-friendly options. When I heard about CleanPrint BC certification, I knew it would be right for us, our customers, and the environment."

"At any one time, we have 350 to 400 jobs in the queue...The Presstek DI press is critical to our ability to maintain this demanding pace."

Fotoprint is committed to its business standards. When Allan and his team learned about Presstek DI, they knew it would help the company meet those commitments. Additionally, the Presstek DI press helps Fotoprint meet its commitment to operate in an environmentally-sensible manner. Underscoring this commitment, Fotoprint is a CleanPrint BC certified printer.

Fotoprint runs 70 to 100 jobs every day using a mix of toner-based and offset printing equipment in which the DI press plays a central role. "At any one time, we have 350 to 400 jobs in the queue, yet we have less than a one-half of one percent error factor. The Presstek DI press is critical to our ability to maintain this demanding pace," Allan says. "In fact, the DI press has enabled us to say 'yes, no problem' to any job that comes in."



This is important in a highly competitive environment such as Vancouver Island. Allan points out that with over 10,000 businesses on the island, it is a an attractive market for printers of all sizes, including large local and mainland print suppliers. "Our strategy," he explains, "is to grow our business one customer at a time by delivering a combination of the highest quality and best service. Our DI press enables us to execute that strategy." Fast turnaround high qualtiy color printing on the DI is now the fastest growing segment of Fotoprint's business.

While Fotoprint doesn't want to compete with the large printers who have targeted Vancouver Island, the company has attracted their attention nevertheless. "Since I acquired the DI," he reports, "I am finding that we get more referrals from printers with large format presses when they get requests for small jobs that they can't produce economically. We are even looking at expanding our reach to the mainland, in both British Columbia and Alberta. By leveraging our Internet-based job submission tools, digital workflow and DI press, we believe that larger geographic market is our next growth opportunity." ■

Head and shoulders above the rest
Black to Full Colour •
Offset Printing •
Digital Imaging •
Prepress & Bindery •
Derek Allan
derek@fotoprint.ca
975 Pandora Ave
Victoria BC V8V 3P4
382-8218 • F 382-9952
FOTOPRINT
Offset Printing • Digital Imaging
- WHERE PROFESSIONALS GO -





Carving a Niche and Gaining an Advantage

"Plastics." That simple advice given to young Benjamin Braddock in "The Graduate" applies to commercial printers looking to differentiate their business in a changing marketplace.

Plastics can be used for a wide range of printed products that are unsuitable for or inferior on paper. Plastic substrates also provide a wide range of opacity and transparency that paper cannot match, a feature that attracts attention to the printed messages they carry.

Infinity Press, a general commercial printer founded in 1992, has eight employees and operates both large- and small-format conventional offset presses. Owner Chris Edwards takes pride in the company's ability to deliver a wide range of high quality printed products, including many items printed on plastics. Infinity Press specializes in printing on polystyrene stocks and synthetic paper. Edwards says, "We have built an interesting niche for ourselves by printing unique plastic products, including invitations for special events, business and Rolodex cards, membership cards, and books with plastic covers. People love the samples I show them. It sparks new ideas about how they, too, can use such unique plastic items."

With its niche carved and its printing process perfected, Infinity then needed to upgrade its platemaking process to remain competitive and increase its productivity. He says, "I knew I had to switch to CTP in order to survive in the increasingly competitive Northern California print market. Ideally, I wanted to move to a chemistry-free platemaking process to improve productivity, reduce costs, and run a more environmentally-friendly operation."



To meet his goals, Edwards installed a Presstek Dimension200 CTP platemaker to digitally image chemistry-free Anthem plates. He chose the two-page format Dimension because he anticipated selling his large-format press, but those plans changed.

Printed by Infinity Press

Printed using Anthem Pro chemistry-free plates imaged on a Dimension800 platesetter.
Printed 175 line screen, using four process colors on 165 lb. Polyart synthetic paper.



A Presstek Dimension CTP system and Anthem Pro plates provide Infinity Press with a compact, easy-to-use solution for producing high-quality printing plates for their conventional offset presses. Printers like Infinity gain an advantage with Presstek CTP by eliminating the trouble of handling and disposing of chemicals used in other imaging products.

With a Presstek Dimension CTP system in place, Edwards realized a number of advantages that improved his overall business operation. He points out that he was able to reduce the size of his prepress department from three employees to one because making plates is much easier. "Our prepress worker is unbelievably productive now," Edwards says. "He prep's files, generates internal proofs, and makes digital proofs for clients. While all that is happening, he is also sending files to the Dimension. I can't believe how much work we are running through the department now with only one operator. He keeps up with two presses without any difficulty at all."

Presstek chemistry-free CTP has also increased productivity in the pressroom. "With Anthem Pro plates, we are as happy as we have ever been. It is the best plate Presstek has ever made, and it meets our needs perfectly," Edwards declares.

Edwards was very pleased with his decision to acquire a Dimension, so when he decided to keep his 40-inch press, he upgraded to the 8-page format Dimension800. "I decided to stay with my friends at Presstek," he says.

Edwards is delighted to be running a chemistry-free operation. "We have a simplified waste stream here. The only chemistry I have in the prepress area is ink for the proofer," he explains. This is a huge change from our previous system, which involved a significant amount of chemistry and all of the costs and hassles associated with storing and disposing of it. And, when we produce a plate, it takes minutes now rather than hours."

In looking back over the decision process, Edwards states, "I was committed to running a chemistry-free operation and it has made a big difference for my company. Had I not moved to Presstek's chemistry-free Dimension800 CTP with Anthem Pro thermal plates, I don't believe I would still be in business today."



Infinity Press

Chris Edwards
President

www.infinitypress.net

871-G Industrial Road
San Carlos, CA 94070
650.595.2200 Phone
650.595.2823 Fax

MHA OUTSOURCING | HUMPOLEC, CZECH REPUBLIC

Supply and Demand

Managing Clients' Print Needs and Delivering "On Demand"

Founded in 1992 as an advertising agency, MHA Outsourcing is today a multi-service company supporting businesses and financial organizations throughout the Czech Republic and in other countries. MHA caters to the procurement needs of these companies, supplying a wide range of products, including printed materials, to keep their businesses running day in and day out.

MHA's operations are based in its 16,000+ square-foot Humpolec headquarters, centrally located in the Czech Republic within easy reach of nearby Prague and other major cities. The company's service assets include a large portfolio of office products, a workforce of over 70 employees, a satellite office in Slovakia, a fleet of over 30 delivery vehicles, and state-of-the-art digital printing facilities that now include a Presstek DI press.

JUST-IN-TIME PRINTING

MHA's product portfolio includes a wide range of printed material that businesses need produced and stocked on a regular basis. Such printed products include stationery, forms, brochures, and other graphic communications. Because a key aspect of MHA's service is managing inventories of these products for approximately 500 clients, the ability to update, reprint and re-supply these products in a just-in-time manner is critical.

Printing work was initially outsourced to offset printing houses. As the number of clients grew and the company expanded, MHA realized that it must

Businesses in Prague and other European cities rely on MHA Outsourcing to keep their offices supplied with a wide range of products.



Printed by MHA Outsourcing

Printed with a Presstek 34DI (46Karat DI). Printed 300 line screen, using four process colors on 150 gr coated stock.

"MHA needs to print digitally and in low volume. The Presstek DI has expanded MHA's capabilities to be a full digital offset printing facility."



bring the work in-house to effectively respond to the fast turnaround and short-run nature of its printing business. The company first acquired a toner-based digital printing system, but MHA was still not able to effectively produce the quality, variety, and range of run lengths that its clients required on short notice. Petr Hendrych, one of the co-founders of MHA, comments: "Before purchasing a Presstek DI press, we did not have a true in-house printing press. 99 percent of orders were still being outsourced. All of MHA's activities are dictated by our clients' demands and the need for quality and speed is always increasing. At the same time, cost efficiency is a must."

A BUSINESS SOLUTION

The Presstek DI press was installed in June, 2006, and it provided the solution MHA was looking for. "The time when customers purchased a large volume of their printed materials in advance is long gone," Hendrych explains. "Today, MHA needs to print digitally and in low volume. The Presstek DI has expanded MHA's capabilities to be a full digital offset printing facility. In 24 hours, an order is processed and transported to its destination."

MHA customers are enjoying benefits of DI printing technology beyond its speed. "Clients often require many versions of a publication in various quantities, as the product is distributed to a variety of offices and locations," Hendrych says. While other offset printing methods would require a significant amount of additional pre-press work, materials and press makeready for each version, DI's on-press digital imaging and printing efficiency enables companies like MHA to create these versioned publications cost effectively and without adding significant time to turnaround the entire order. "Additionally, the quality of printing is outstanding," Hendrych reports. "The press features a number of automatic functions that make it very precise. It has screening up to

300 lpi and an option for stochastic screening, which are not normally achieved by a regular offset press."

Another advantage of DI for MHA is the ability to respond to its clients' demands for "greener" products and processes. "DI technology is very environmentally-friendly. Its laser imaging technology does not employ chemicals used in other offset printing methods," Hendrych points out. "An increasing number of our customers take an active interest in the environmental impact of technologies, and some customers even make environmentally-safe production one of the required specifications in their job order." Hendrych continues, "Presstek DI's chemistry-free technology is a real advantage for MHA. It was a factor in deciding to install the DI press."

PARTNERS IN SUCCESS

MHA's growth strategy is based on perceiving and then acting on new business demands as they arrive. The company works in partnership with its clients to create effective responses to these demands. "As new outsourcing opportunities arise, we develop our capabilities in close cooperation with our clients," says Hendrych. "Prices of materials are discussed with the client, as well as the added value paid for by the client in the final price of the product. The ultimate goal is to bring economic benefit to both sides."

Presstek DI has greatly increased MHA's ability to partner with its clients and deliver a variety of quality print communications whenever and wherever they are needed. "Presstek is a top supplier of modern technologies and they have proven to be an excellent partner in our goal to deliver the highest quality of services and products to our customers," Hendrych concludes. ∎



MHA Outsourcing recently moved its corporate headquarters to a remodeled warehouse in centrally-located Humpolec.




MHA
clever in office

Petr Hendrych
general manager

MHA, Ltd.
office services, print management
CZ 396 01 HUMPOLEC, Skolni 511
tel.: +420 565 501 010, fax : +420 565 546 592
petr.hendrych@mha.cz, WWW.**MHA.CZ**

PRESSTEK CUSTOMER PROFILE

MURRAY PRINT SHOP | ST. LOUIS, MISSOURI

Family Values

EARTH-FRIENDLY PRINTER EMBRACES PRESSTEK DI

When Tim Alton learned that Presstek introduced a larger format DI press, he jumped at the opportunity to upgrade his DirectPress 5634DI to a Presstek 52DI. Alton owns and manages Murray Print Shop, a family-owned printing business in St. Louis, Missouri. Like many printers, Murray has found that offering the high quality and speed of offset printing on a DI press is a perfect complement to other reproduction services.

Murray Print Shop, a third-generation family-owned printing business, recently celebrated its 52nd year in business with its upgrade to the Presstek 52DI. The company provides two- and four-color printing, high speed digital black-and-white and color copies, and full bindery services.

“My grandfather started the business in 1954,” says Tim Alton. “With my nephew running the DI press, we are into our fourth generation of family in the business, and all of us place a significant focus on minimizing the impact of our business on the environment.” In 2000, Murray Print Shop was presented with Missouri’s Choose Environmental Excellence award based for its environmentally friendly operations and support of environmental organizations for more than a decade.

Printed by Murray Print Shop

Printed with a Presstek 52DI. Printed 300 line screen, using four process colors on 16 pt. gloss coated card stock.

Presstek DI: An Environmentally-friendly Printing Process

Murray Print Shop places a major emphasis on making its printing operation as environmentally-friendly as possible. According to Alton, "We have been using soy-based inks and recycled papers since before it was fashionable to do so. 75 percent of our customers demand recycled-content paper. And when we found an increasing demand for four-color printing among our client base, we chose to implement an environmentally-friendly printing process to address that need by installing our first DI press in 2004." In addition to eliminating the hazardous imaging chemicals and dampening solutions of conventional offset processes, the company has seen a significant decrease in the volume of paper waste due to the fast makeready and accuracy of DI printing.

The Presstek 52DI Advantage

It did not take long for Alton to see the additional advantages his company would enjoy with the Presstek 52DI. "There is no question that DI is now a permanent part of our business," says Alton. "Once I was introduced to the Presstek 52DI and its larger format, enhanced automation and stream feeder, I knew it was the right choice as we continue to grow our business." With the Presstek 52DI, Alton points out, he can now produce larger jobs on his DI press and run more work multiple-up in a single run. For instance, the company now runs frequently-ordered 6" x 9" postcards four-up on a sheet and completes a run of 2,500—front and back—from files to finished sheets in an hour or less.

"The Presstek 52DI is the ideal complement for our two-color and digital toner-based presses, and it makes us even more earth-friendly with increased productivity, reduced waste and chemistry-free operation."

Alton is delighted with the ways in which the 52DI further increases the high productivity that he already enjoyed with DI. He says, "Our transition was seamless. The Presstek team did an exceptional job of installing the press and conducting training to ensure that we were able to take advantage of all of the new features and functionality the press offers."

Rewarding the Family's Values

Besides improving profits and meeting the demands of its customers, DI has another high value for Murray Print Shop. "All of us, including many of our customers, place a significant focus on minimizing the impact of our business on the environment," Alton says. With chemistry-free imaging and waterless printing without fountain solutions, and by reducing makeready waste, DI helps the Murray Print Shop meet its commitment to print in an environmentally responsible manner. In addition to awards for its practices and support of environmental organizations, this environmental responsibility wins the company business from a wide range of organizations with similar values, including the Missouri Botanical Garden, EarthShare of Missouri, Gateway Greening, and the Missouri Recycling Association.

Alton adds, "The Presstek 52DI is the ideal complement for our two-color and digital toner-based presses, and it makes us even more earth-friendly with increased productivity, reduced waste and chemistry-free operation." ■



Since 1954

Murray Print Shop Inc.
Direct Imaging offset printing

314.776.1841
314.776.1727
murrjobs@accessus.net

2216 S. Vandeventer
St. Louis, MO 63110

More case studies describing our customers' success
can be accessed at www.presstek.com

PRESSTEK, INC.

BOARD OF DIRECTORS

John W. Dreyer—Chairman
President and Chief Executive Officer, Retired
Pitman Company

Daniel S. Ebenstein, Esq.
Member
Amster, Rothstein & Ebenstein

Dr. Lawrence Howard
Partner
Hudson Ventures, L.P.

Edward J. Marino*
President and Chief Executive Officer
Presstek, Inc.

Michael D. Moffitt
President
InFocus Solutions

Brian F. Mullaney
Co-Founder and President
The Smile Train

Steven N. Rappaport
Partner
RZ Capital, LLC

Donald C. Waite, III
Director, Executives-in-Residence
Columbia Graduate School of Business

EXECUTIVES

Edward J. Marino*
President and Chief Executive Officer

Jeffrey A. Cook*
Senior Vice President and Chief Financial Officer

Todd H. Chambers*
Senior Vice President and Chief Marketing Officer

James F. Scafide*
General Counsel

Peter A. Bouchard
Vice President, International Business and Development

Cathleen V. Cavanna
Vice President, Human Resources

Joseph J. Demers
Vice President, Supply Chain Management

Haken Elmali, Ph.D.
Vice President, Engineering and Research

Gerald N. Herman
Vice President, Finance and Corporate Controller

Geoffrey M. Loftus
Vice President, North American Service

Emile Tabassi
Vice President, North American Sales

Quen Baum
Managing Director, Presstek Europe

Mark McElhinney
President, Lasertel, Inc.

*Corporate Officer

"Better technology strengthens our industry and helps it respond to changes in the market. In my networking, I have said many good things about DI and what it does for businesses like ours."
— Mitchell Freundlich, AccelaGraphics of New England, Westborough, MA

"The DI press has enabled us to say 'yes, no problem' to any job that comes in."
— Derek Allan, Fotoprint, Victoria, BC

"The level of work we are producing on our Presstek 52DI is growing at such a rate that we envisage reaching capacity in 2007. At that point, we would certainly look to Presstek for additional solutions."
— Jon Wallbank, Director, Absolute Digital Print, Kendal, Cambria, UK

"We can be up and running great sheets in less than a half-hour after receiving the file. The DI press and Presstek have been great for us."
— Grover Daniels, Digital Printing Company, Boston, MA

"Presstek DI has expanded MHA's capabilities to be a full digital offset printing facility. In 24 hours, an order is processed and transported to its destination."
— Petr Hendrych, MHA Outsourcing, Humpolec, Czech Republic

"DI is now a permanent part of our business. Once I was introduced to the Presstek 52DI and its larger format, enhanced automation and stream feeder, I knew it was the right choice as we continue to grow our business."
— Tim Alton, Murray Print Shop, St. Louis, MO



PRESSTEK
A SMARTER WAY TO PRINT

55 Executive Drive
Hudson, NH 03051-4903 USA
603-595-7000

www.presstek.com